Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER AND FULL-YEAR 2021 RESULTS; ANNOUNCES 2022 FINANCIAL GUIDANCE
•Strong execution delivers solid operational improvements led by Wireless recovery
•Wireless postpaid net subscriber additions includes phone additions of 141,000; Wireless service revenue growth of 6% and adjusted EBITDA up 5%
•Blended ARPU1 of $51.47 up 3%; improved Q4 postpaid churn by 4 basis points to 1.15%
•Stable financial results in Cable; Internet net subscriber additions include 21,000 net new retail broadband subscribers
•Media revenue growth up 26% reflects the return of live sports broadcasting advertising
•Full-year 2022 guidance2 pre-Shaw transaction reflects improving economy, greater focus on execution, and accelerating investments in 5G and network expansion
•Total service revenue growth range of 4% to 6%
•Adjusted EBITDA growth range of 6% to 8%
•Capital expenditures of $2.8 billion to $3.0 billion
•Free cash flow of $1.8 billion to $2.0 billion
•Shaw transaction remains on track to close in the first half of 2022

TORONTO (January 27, 2022) - Rogers Communications Inc. today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2021.

Consolidated Financial Highlights

	Three months ended December 31			Twelve months ended December 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Total revenue	3,919	3,680	6	14,655	13,916	5
Total service revenue	3,232	3,023	7	12,533	11,955	5
Adjusted EBITDA [1]	1,522	1,590	(4)	5,887	5,857	1
Net income	405	449	(10)	1,558	1,592	(2)
Adjusted net income [1]	486	500	(3)	1,803	1,725	5

Diluted earnings per share	$0.80	$0.89	(10)	$3.07	$3.13	(2)
Adjusted diluted earnings per share [1]	$0.96	$0.99	(3)	$3.56	$3.40	5

Cash provided by operating activities	1,147	947	21	4,161	4,321	(4)
Free cash flow [1]	468	568	(18)	1,671	2,366	(29)

"We delivered strong results in our fourth quarter, led by accelerating revenue growth and solid net subscriber additions in our Wireless business," said Tony Staffieri, President and CEO. "This is a critical year for Rogers and the changes we are making to drive a renewed focus on execution, along with strategic investments in our networks and customer experience, should help drive long-term growth and increase shareholder value. We will accelerate the momentum across our business as we come together with Shaw to expand our next-generation networks nationally, offer customers more choice, and enable Canada to thrive in the global digital economy."

1    Blended ARPU is a supplementary financial measure. Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" for more information about each of these measures. None of these measures is a standardized financial measure under IFRS and they might not be comparable to similar financial measures disclosed by other companies.
2    See "2022 Outlook".

Rogers Communications Inc.	1	Fourth Quarter 2021

Operating Environment and Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of the COVID-19 pandemic (COVID-19), continue to make high priority investments in our network, and ensure customers stay connected during this critical time. COVID-19 continues to significantly impact Canadians and economies around the world. Late in the fourth quarter, the Omicron variant re-accelerated the spread of COVID-19 and many Canadian provinces reintroduced various restrictions, including placing capacity limits on organized gatherings and retail stores. We remain focused on keeping our employees safe and our customers connected. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Revenue
Total revenue and total service revenue increased by 6% and 7%, respectively, this quarter, driven by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 6% this quarter, mainly as a result of larger postpaid subscriber base and higher roaming revenue, as COVID-19-related global travel restrictions were generally less strict than last year. Wireless equipment revenue increased by 4%, as a result of higher device upgrades by existing subscribers, and higher gross additions, partially offset by increased promotional activity during key selling periods.

Cable revenue was stable this quarter, primarily as a result of the movement of Internet customers to higher speed and usage tiers in our Ignite Internet™ offerings and the increases in our Internet and Ignite TV™ subscriber bases, offset by declines in our legacy television and home phone subscriber bases.

Media revenue increased by 26% this quarter, primarily as 2020 was impacted by the postponement of the start of the 2020-2021 NHL and NBA seasons.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA decreased 4% this quarter and our adjusted EBITDA margin decreased by 440 basis points driven by the impact of Media.

Wireless adjusted EBITDA increased by 5%, primarily as a result of the flow-through of revenue growth. This gave rise to an adjusted EBITDA service margin of 62.6%.

Cable adjusted EBITDA was in line with last year, resulting in an adjusted EBITDA margin of 50.6% this quarter.

Media adjusted EBITDA decreased by $108 million this quarter, primarily due to higher sports programming and production costs as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, partially offset by higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income decreased this quarter by 10% and 3%, respectively, primarily as a result of lower adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $1,147 million, up 21%, as a result of a lower investment in net operating assets. We also generated free cash flow of $468 million, down 18%, primarily as a result of higher capital expenditures.

This quarter, we issued $2 billion subordinated notes due 2081 with an initial coupon of 5% for the first five years. We used the proceeds to partially fund the remaining payment required to obtain the 3500 MHz spectrum licences. See "Managing our Liquidity and Financial Resources" for more information.

As at December 31, 2021, we had $4.2 billion of available liquidity3, including $0.7 billion in cash and cash equivalents and a combined $3.5 billion available under our bank credit facilities and receivables securitization program.

3    Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" and "Financial Condition" for more information about this measure.

Rogers Communications Inc.	2	Fourth Quarter 2021

We also returned $253 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on January 26, 2022.

2022 Outlook

For the full-year 2022, we expect growth in service revenue and adjusted EBITDA will drive higher free cash flow. In 2022, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders. We are providing a guidance range for total service revenue this year as this metric more closely reflects our core business with our customers.

	2021	2022 Guidance Ranges [1]
(In millions of dollars, except percentages; unaudited)	Actual

Consolidated Guidance
Total service revenue	12,533	Increase of 4%	to	increase of 6%
Adjusted EBITDA	5,887	Increase of 6%	to	increase of 8%
Capital expenditures [2]	2,788	2,800	to	3,000
Free cash flow	1,671	1,800	to	2,000
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2021 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

The above table outlines guidance ranges for selected full-year 2022 consolidated financial metrics without giving effect to the acquisition of Shaw (Transaction, see "Shaw Transaction"), the associated financing, or any other associated transactions or expenses. These ranges take into consideration our current outlook and our 2021 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2022 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2022 guidance") and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board of Directors-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above. Guidance ranges will be reassessed once the Transaction has closed.

Rogers Communications Inc.	3	Fourth Quarter 2021

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw Communications Inc. (Shaw) to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). On May 20, 2021, Shaw shareholders voted to approve the Transaction at a special shareholders meeting. The Court of Queen's Bench of Alberta issued a final order approving the Transaction on May 25, 2021. The Transaction is subject to other customary closing conditions, including receipt of applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals and satisfaction of other conditions prior to closing, the Transaction is expected to close in the first half of 2022.

The combined entity will have the scale, assets, and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. As part of the Transaction, the combined company will invest $2.5 billion to build 5G networks across Western Canada over the next five years and Rogers will commit to establishing a new $1 billion Rogers Indigenous, Rural and Remote Connectivity Fund dedicated to connecting rural, remote, and indigenous communities across Western Canada to high-speed Internet and closing critical connectivity gaps faster for underserved areas.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter, we entered into a $6 billion non-revolving credit facility (Shaw term loan facility), which served to reduce the amount available under the committed credit facility to $13 billion. See "Managing our Liquidity and Financial Resources" for more information on the committed facility and the Shaw term loan facility. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, Rogers Communications Canada Inc. (RCCI) will guarantee Shaw's payment obligations under those senior notes.

In connection with our application for Canadian Radio-Television and Telecommunications Commission (CRTC) approval to acquire Shaw's licensed broadcasting assets, the CRTC held an oral hearing from November 22 to 26, 2021, during which Rogers, Shaw, and 31 intervenors (including Canada Public Affairs Channel Inc. (CPAC) as an interested party) had an opportunity to comment on and respond to questions from the CRTC regarding the application. Final written submissions from intervenors were accepted until December 13, 2021, and Rogers and CPAC submitted final replies on December 20, 2021.

In accordance with the terms of the arrangement agreement, Rogers and Shaw filed pre-merger notifications pursuant to Part IX of the Competition Act to trigger the Competition Bureau's review of the Transaction. Rogers and Shaw have worked cooperatively and constructively to respond to further requests for information, as required under the arrangement agreement. On September 28, 2021, the Competition Bureau issued a public request for information to help further gather and assess facts about the Transaction. The Competition Bureau invited interested parties to share their information or experiences confidentially by October 29, 2021. The Federal Court also issued orders requiring Xplornet Communications Inc., BCE Inc., TELUS Corporation, and Quebecor Inc. to produce records and written information related to mobile wireless services that are relevant to the Competition Bureau's review of the Transaction, which is ongoing.

In accordance with the conditions of Shaw's spectrum licences, Rogers and Shaw filed joint applications with Innovation, Science and Economic Development Canada (ISED Canada) for approval of the indirect transfer of those spectrum licences by the Minister of Innovation, Science and Industry. ISED Canada's review is ongoing.

The Transaction is subject to a number of additional risks. For more information, see "Updates to Risks and Uncertainties - Shaw Transaction".

Rogers Communications Inc.	4	Fourth Quarter 2021

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians every day. Our founder, Ted Rogers, purchased his first radio station, CHFI™, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact    Media contact

Paul Carpino    Andrew Garas
647.435.6470    647.242.7924
paul.carpino@rci.rogers.com    andrew.garas@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2021 results teleconference with the investment community will be held on:
•January 27, 2022
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Fourth Quarter 2021

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2021, as well as forward-looking information about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2021, which we intend to file with securities regulators in Canada and the US in the coming weeks. These documents will be made available at investors.rogers.com, sedar.com, and sec.gov or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2020 Annual MD&A, our 2020 Audited Consolidated Financial Statements, our 2021 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 26, 2022 and was approved by RCI's Board of Directors (the Board). This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or fourth quarter refer to the three months ended December 31, 2021, first quarter refers to the three months ended March 31, 2021, second quarter refers to the three months ended June 30, 2021, third quarter refers to the three months ended September 30, 2021, and year to date or full-year refer to the twelve months ended December 31, 2021. All results commentary is compared to the equivalent periods in 2020 or as at December 31, 2020, as applicable, unless otherwise indicated.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	6	Fourth Quarter 2021

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Wireless	2,415	2,291	5		8,768	8,530	3
Cable	1,023	1,019	—		4,072	3,946	3
Media	516	409	26		1,975	1,606	23
Corporate items and intercompany eliminations	(35)	(39)	(10)		(160)	(166)	(4)
Revenue	3,919	3,680	6		14,655	13,916	5
Total service revenue [1]	3,232	3,023	7		12,533	11,955	5

Adjusted EBITDA
Wireless	1,086	1,034	5		4,214	4,067	4
Cable	518	520	—		2,013	1,935	4
Media	(26)	82	n/m		(127)	51	n/m
Corporate items and intercompany eliminations	(56)	(46)	22		(213)	(196)	9
Adjusted EBITDA	1,522	1,590	(4)		5,887	5,857	1
Adjusted EBITDA margin [2]	38.8%	43.2%	(4.4	pts)	40.2%	42.1%	(1.9	pts)

Net income	405	449	(10)		1,558	1,592	(2)
Basic earnings per share	$0.80	$0.89	(10)		$3.09	$3.15	(2)
Diluted earnings per share	$0.80	$0.89	(10)		$3.07	$3.13	(2)

Adjusted net income [3]	486	500	(3)		1,803	1,725	5
Adjusted basic earnings per share [3]	$0.96	$0.99	(3)		$3.57	$3.42	4
Adjusted diluted earnings per share	$0.96	$0.99	(3)		$3.56	$3.40	5

Capital expenditures	846	656	29		2,788	2,312	21
Cash provided by operating activities	1,147	947	21		4,161	4,321	(4)
Free cash flow	468	568	(18)		1,671	2,366	(29)
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.
3    Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. This is not standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about this measure.

Rogers Communications Inc.	7	Fourth Quarter 2021

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Service revenue	1,735	1,637	6		6,666	6,579	1
Equipment revenue	680	654	4		2,102	1,951	8
Revenue	2,415	2,291	5		8,768	8,530	3

Operating expenses
Cost of equipment	713	654	9		2,142	1,932	11
Other operating expenses	616	603	2		2,412	2,531	(5)
Operating expenses	1,329	1,257	6		4,554	4,463	2

Adjusted EBITDA	1,086	1,034	5		4,214	4,067	4

Adjusted EBITDA service margin [1]	62.6%	63.2%	(0.6	pts)	63.2%	61.8%	1.4	pts
Adjusted EBITDA margin [2]	45.0%	45.1%	(0.1	pts)	48.1%	47.7%	0.4	pts
Capital expenditures	501	337	49		1,515	1,100	38
1Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn, blended ABPU, and blended ARPU)	2021	2020	Chg		2021	2020	Chg

Postpaid
Gross additions	476	458	18		1,565	1,381	184
Net additions	130	114	16		448	245	203
Total postpaid subscribers [2]	10,131	9,683	448		10,131	9,683	448
Churn (monthly)	1.15%	1.19%	(0.04	pts)	0.95%	1.00%	(0.05	pts)
Prepaid
Gross additions	145	127	18		512	550	(38)
Net losses	(21)	(40)	19		(94)	(142)	48
Total prepaid subscribers [2]	1,166	1,260	(94)		1,166	1,260	(94)
Churn (monthly)	4.66%	4.31%	0.35	pts	4.20%	4.38%	(0.18	pts)
Blended ABPU (monthly) [3]	$64.62	$62.82	$1.80		$63.45	$63.24	$0.21
Blended ARPU (monthly) [4]	$51.47	$50.02	$1.45		$50.26	$50.75	($0.49)
1Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Blended ABPU is a non-GAAP ratio. Adjusted Wireless service revenue is a non-GAAP financial measure and is a component of blended ABPU. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about this measure.
4    Blended ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 6% increase in service revenue this quarter was primarily a result of:
•a larger postpaid subscriber base; and
•higher roaming revenue as COVID-19-related global travel restrictions were generally less strict than last year.

The 3% increases in blended ARPU and blended ABPU this quarter were a result of the increased roaming revenue.

Rogers Communications Inc.	8	Fourth Quarter 2021

The increase in postpaid gross additions, the higher postpaid net additions, and the improved postpaid churn this quarter were a result of strong execution and an increase in market activity by Canadians with the ongoing opening of the economy.

Equipment revenue
The 4% increase in equipment revenue this quarter was a result of:
•higher device upgrades by existing customers; and
•higher gross additions; partially offset by
•increased promotional activity during key selling periods due to increased market activity.

Operating expenses
Cost of equipment
The 9% increase in the cost of equipment this quarter was a result of:
•higher device upgrades by existing customers; and
•higher gross additions.

Other operating expenses
The 2% increase in other operating expenses this quarter was primarily a result of higher costs, including advertising and channel costs.

Adjusted EBITDA
The 5% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Fourth Quarter 2021

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Service revenue	1,016	1,016	—		4,052	3,936	3
Equipment revenue	7	3	133		20	10	100
Revenue	1,023	1,019	—		4,072	3,946	3

Operating expenses	505	499	1		2,059	2,011	2

Adjusted EBITDA	518	520	—		2,013	1,935	4

Adjusted EBITDA margin	50.6%	51.0%	(0.4	pts)	49.4%	49.0%	0.4	pts
Capital expenditures	237	227	4		913	940	(3)

Cable Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except ARPA and penetration)	2021	2020	Chg		2021	2020	Chg

Internet [2]
Net additions	14	19	(5)		49	57	(8)
Total Internet subscribers [3,4]	2,665	2,598	67		2,665	2,598	67
Ignite TV
Net additions	56	71	(15)		244	218	26
Total Ignite TV subscribers [3]	788	544	244		788	544	244

Homes passed [3]	4,700	4,578	122		4,700	4,578	122
Customer relationships
Net additions	10	11	(1)		31	12	19
Total customer relationships [3,4]	2,581	2,530	51		2,581	2,530	51
ARPA (monthly) [5]	$131.63	$134.43	($2.80)		$132.58	$130.70	$1.88

Penetration [3]	54.9%	55.3%	(0.4	pts)	54.9%	55.3%	(0.4	pts)
1Subscriber results are key performance indicators. See "Key Performance Indicators".
2Internet subscriber results include Smart Home Monitoring subscribers.
3As at end of period.
4On September 1, 2021, we acquired approximately 18,000 Internet subscribers and 20,000 customer relationships as a result of our acquisition of Seaside Communications, which are not included in net additions, but do appear in the ending total balance for December 31, 2021.
5    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The stable service revenue and 2% decrease in ARPA this quarter were a result of:
•the movement of Internet customers to higher speed and usage tiers in our Ignite Internet offerings and the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases; offset by
•declines in our legacy television and home phone subscriber bases.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. During the past year, we achieved significant growth in our Ignite TV subscriber base. The next steps on our roadmap to help keep our customers connected include adding more apps and content to Ignite TV and launching more new products.

Operating expenses
The 1% increase in operating expenses this quarter was primarily a result of higher customer care costs.

Adjusted EBITDA
The stable adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	10	Fourth Quarter 2021

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue	516	409	26		1,975	1,606	23
Operating expenses	542	327	66		2,102	1,555	35

Adjusted EBITDA	(26)	82	n/m		(127)	51	n/m

Adjusted EBITDA margin	(5.0)%	20.0%	(25.0	pts)	(6.4)%	3.2%	(9.6	pts)
Capital expenditures	38	36	6		115	79	46

Revenue
The 26% increase in revenue this quarter was a result of:
•higher advertising and subscription revenue, primarily as a result of the delayed starts of the 2020-2021 NHL and NBA seasons; partially offset by
•lower Today's Shopping Choice™ revenue.

Operating expenses
The 66% increase in operating expenses this quarter was a result of:
•higher programming and production costs as a result of the delayed starts of the 2020-2021 NHL and NBA seasons; and
•higher other general operating costs as a result of the resumption of sports and increased activities as COVID-19 restrictions eased.

Adjusted EBITDA
The decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Fourth Quarter 2021

CAPITAL EXPENDITURES

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2021	2020	% Chg		2021	2020	% Chg

Wireless	501	337	49		1,515	1,100	38
Cable	237	227	4		913	940	(3)
Media	38	36	6		115	79	46
Corporate	70	56	25		245	193	27

Capital expenditures [1]	846	656	29		2,788	2,312	21

Capital intensity [2]	21.6%	17.8%	3.8	pts	19.0%	16.6%	2.4	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade our wireless network to continue to deliver reliable performance for our customers. We continued to emphasize our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in more than 1,500 communities and we completed the roll out of our 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver.

Cable
The increase in capital expenditures in Cable this quarter reflects continued investments in our network infrastructure, including additional fibre deployments to increase our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to offer increased download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher broadcast infrastructure expenditures, partially offset by lower stadium and facility investments at the Toronto Blue Jays™ and lower investments in new production studios as we completed our new Sportsnet™ NHL Studio prior to the start of the 2021-22 NHL season this quarter.

Corporate
The increase in corporate capital expenditures this quarter was a result of higher investments in our real estate facilities.

Capital intensity
Capital intensity increased this quarter as a result of higher capital expenditures, partially offset by higher revenue, as discussed above.

Rogers Communications Inc.	12	Fourth Quarter 2021

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2021	2020	% Chg	2021	2020	% Chg

Adjusted EBITDA	1,522	1,590	(4)	5,887	5,857	1
Deduct (add):
Depreciation and amortization	658	666	(1)	2,585	2,618	(1)
Restructuring, acquisition and other	101	73	38	324	185	75
Finance costs	218	228	(4)	849	881	(4)
Other (income) expense	(12)	2	n/m	2	1	100
Income tax expense	152	172	(12)	569	580	(2)

Net income	405	449	(10)	1,558	1,592	(2)

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2021	2020	% Chg	2021	2020	% Chg

Depreciation of property, plant and equipment	586	605	(3)	2,322	2,390	(3)
Depreciation of right-of-use assets	66	58	14	246	217	13
Amortization	6	3	100	17	11	55

Total depreciation and amortization	658	666	(1)	2,585	2,618	(1)

Restructuring, acquisition and other
This quarter, we incurred $101 million (2020 - $73 million) in restructuring, acquisition and other expenses, which included $62 million (2020 - nil) of certain costs related to the Transaction, including certain costs related to the committed credit facility. The remaining costs in 2021 were primarily severance costs associated with the targeted restructuring of our employee base. In 2020, these costs were primarily incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2021	2020	% Chg	2021	2020	% Chg

Interest on borrowings [1]	188	195	(4)	745	780	(4)
Interest on lease liabilities	20	18	11	74	70	6
Interest on post-employment benefits liability	3	3	—	14	13	8
Loss (gain) on foreign exchange	1	(8)	n/m	10	107	(91)
Change in fair value of derivative instruments	3	16	(81)	(6)	(97)	(94)
Capitalized interest	(5)	(4)	25	(17)	(19)	(11)
Other	8	8	—	29	27	7

Total finance costs	218	228	(4)	849	881	(4)
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 4% decrease this quarter in interest on borrowings was primarily a result of the repayment of our $1.45 billion senior notes at maturity in March 2021.

Rogers Communications Inc.	13	Fourth Quarter 2021

Income tax expense

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2021	2020	2021	2020

Statutory income tax rate	26.5%	26.6%	26.5%	26.6%
Income before income tax expense	557	621	2,127	2,172
Computed income tax expense	148	165	564	578
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	1	3	1	—
Non-deductible portion of equity losses	—	3	12	10
Income tax adjustment, legislative tax change	—	(3)	—	(3)
Non-taxable income from security investments	(3)	(3)	(11)	(10)
Other items	6	7	3	5

Total income tax expense	152	172	569	580

Effective income tax rate	27.3%	27.7%	26.8%	26.7%
Cash income taxes paid	25	175	700	418

Cash income taxes decreased this quarter due to the timing of installment payments.

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2021	2020	% Chg	2021	2020	% Chg

Net income	405	449	(10)	1,558	1,592	(2)
Basic earnings per share	$0.80	$0.89	(10)	$3.09	$3.15	(2)
Diluted earnings per share	$0.80	$0.89	(10)	$3.07	$3.13	(2)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2021	2020	% Chg	2021	2020	% Chg

Adjusted EBITDA	1,522	1,590	(4)	5,887	5,857	1
Deduct:
Depreciation and amortization	658	666	(1)	2,585	2,618	(1)
Finance costs	218	228	(4)	849	881	(4)
Other (income) expense	(12)	2	n/m	2	1	100
Income tax expense [1]	172	194	(11)	648	632	3

Adjusted net income	486	500	(3)	1,803	1,725	5

Adjusted basic earnings per share	$0.96	$0.99	(3)	$3.57	$3.42	4
Adjusted diluted earnings per share	$0.96	$0.99	(3)	$3.56	$3.40	5
1    Income tax expense excludes recoveries of $20 million and $79 million (2020 - recoveries of $22 million and $52 million) for the three and twelve months ended December 31, 2021 related to the income tax impact for adjusted items.

Rogers Communications Inc.	14	Fourth Quarter 2021

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2021	2020	2021	2020
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,453	1,581	5,626	5,880
Change in net operating assets and liabilities	(50)	(265)	37	(333)
Income taxes paid	(25)	(175)	(700)	(418)
Interest paid	(231)	(194)	(802)	(808)

Cash provided by operating activities	1,147	947	4,161	4,321

Investing activities:
Capital expenditures	(846)	(656)	(2,788)	(2,312)
Additions to program rights	(13)	(12)	(54)	(57)
Changes in non-cash working capital related to capital expenditures and intangible assets	12	97	67	(37)
Acquisitions and other strategic transactions, net of cash acquired	(2,661)	(95)	(3,404)	(103)
Other	16	11	46	(49)

Cash used in investing activities	(3,492)	(655)	(6,133)	(2,558)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(172)	256	971	(1,146)
Net issuance of long-term debt	2,000	—	550	2,540
Net proceeds (payments) on settlement of debt derivatives and forward contracts	8	—	(8)	80
Transaction costs incurred	(20)	(1)	(31)	(23)
Principal payments of lease liabilities	(75)	(58)	(269)	(213)
Dividends paid	(253)	(253)	(1,010)	(1,011)

Cash provided by (used in) financing activities	1,488	(56)	203	227

Change in cash and cash equivalents	(857)	236	(1,769)	1,990
Cash and cash equivalents, beginning of period	1,572	2,248	2,484	494

Cash and cash equivalents, end of period	715	2,484	715	2,484

Operating activities
The 21% increase in cash provided by operating activities this quarter was primarily affected by a lower investment in net operating assets as we recover from the COVID-19 impacts that took hold last year and lower income taxes paid.

Investing activities
Capital expenditures
During the quarter, we incurred $846 million on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
This quarter, we made the final payment of $2.66 billion related to the acquisition of 3500 MHz spectrum licences.

Financing activities
During the quarter, we received net amounts of $1,816 million (2020 - received $255 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	15	Fourth Quarter 2021

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our short-term non-revolving credit facilities, and our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at December 31, 2021 and December 31, 2020.

	As at December 31	As at December 31
(In millions of dollars)	2021	2020

Receivables securitization program	800	650
Non-revolving credit facility borrowings	507	—
US commercial paper program (net of the discount on issuance)	893	571

Total short-term borrowings	2,200	1,221

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2021 and 2020.

		Three months ended December 31, 2021			Twelve months ended December 31, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	611	1.257	768	2,568	1.260	3,235
Repayment of US commercial paper	(744)	1.261	(938)	(2,314)	1.259	(2,914)
Net (repayment of) proceeds received from US commercial paper			(170)			321

Proceeds received from non-revolving credit facilities (US$)	800	1.251	1,001	1,200	1.253	1,503
Repayment of non-revolving credit facilities (US$)	(800)	1.254	(1,003)	(800)	1.254	(1,003)
Net (repayment of) proceeds received from non-revolving credit facilities			(2)			500

Proceeds received from receivables securitization			—			150
Net proceeds received from receivables securitization			—			150

Net (repayment of) proceeds received from short-term borrowings			(172)			971

		Three months ended December 31, 2020			Twelve months ended December 31, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	200	1.280	256	3,316	1.329	4,406
Repayment of US commercial paper	—	—	—	(4,098)	1.355	(5,552)
Net proceeds received from (repayment of) US commercial paper			256			(1,146)

Net proceeds received from (repayment of) short-term borrowings			256			(1,146)

Concurrent with our US CP issuances and non-revolving credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In June 2021, we entered into non-revolving credit facilities with an aggregate limit of US$1.6 billion that mature in June 2022. Any borrowings under these facilities will be recorded as short-term borrowings as they will be due within 12 months. Borrowings under the facilities are unsecured, guaranteed by RCCI, and rank equally in right of payment with all of our senior notes and debentures. In December 2021, we terminated the undrawn non-revolving credit facilities with an aggregate limit of US$1.2 billion.

Rogers Communications Inc.	16	Fourth Quarter 2021

In March 2021, in connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. The commitment remains subject to the satisfaction of conditions to effectiveness and drawing, including, without limitation, the completion of credit documentation in respect of such commitment and the completion of the Transaction. The commitment is only available to be drawn to fund part of the acquisition cost of the Transaction and to pay fees and expenses related to the Transaction. If drawn, any drawings must be repaid within 364 days. If undrawn, the facility terminates on the closing date of the acquisition. As a result of entering into the Shaw term loan facility during the second quarter (see "Long-term debt" below), the maximum amount we can draw on this committed facility decreased to $13 billion. As at December 31, 2021, we had not drawn against the facility.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2021 and 2020.

		Three months ended December 31, 2021			Twelve months ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note repayments (Cdn$)			—			(1,450)
Subordinated note issuances (Cdn$)			2,000			2,000

Net issuance of long-term debt			2,000			550

		Three months ended December 31, 2020			Twelve months ended December 31, 2020
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385
Credit facility repayments (US$)	—	—	—	(970)	1.406	(1,364)

Net borrowings under credit facilities			—			21

Senior note issuances (Cdn$)			—			1,500
Senior note issuances (US$)	—	—	—	750	1.359	1,019

Net issuance of senior notes			—			2,519

Net issuance of long-term debt			—			2,540

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2021	2020	2021	2020

Long-term debt net of transaction costs, beginning of period	16,761	18,747	18,201	15,967
Net issuance of long-term debt	2,000	—	550	2,540
Gain on foreign exchange	(58)	(549)	(50)	(297)
Deferred transaction costs incurred	(20)	(1)	(31)	(23)
Amortization of deferred transaction costs	5	4	18	14

Long-term debt net of transaction costs, end of period	18,688	18,201	18,688	18,201

In April 2021, we entered into a $6 billion Shaw term loan facility consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Transaction. The first tranche matures three years after the Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid.

In April 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of

Rogers Communications Inc.	17	Fourth Quarter 2021

the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche to April 2026 and the $1 billion tranche to April 2024, both from March 2022.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued this quarter. We did not issue senior or subordinated notes in the three months ended December 31, 2020.

(In millions of dollars, except interest rates and discounts)
Date issued	Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2021 issuances
December 17, 2021	2,000	2081	5.000%	At par	2,000	20
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method over a five-year period.

In December 2021, we issued $2 billion subordinated notes due 2081 with an initial coupon of 5% for the first five years. The subordinated notes can be redeemed at par on the five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. We understand that S&P Global Ratings Services (S&P), Moody's Investors Service (Moody's), and Fitch Ratings (Fitch) will only include 50% of the outstanding principal amount of these subordinated notes in their leverage ratio calculation for at least the first five years after their issuance. We used the proceeds to partially fund the remaining payment required to obtain the 3500 MHz spectrum licences. Concurrently, we terminated the $750 million bond forwards entered into in July 2021 to hedge the interest rate risk associated with future debt issuances.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2021 and 2020. On January 26, 2022, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on April 1, 2022 to shareholders of record on March 10, 2022.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 27, 2021	March 10, 2021	April 1, 2021	0.50	252
April 20, 2021	June 10, 2021	July 2, 2021	0.50	253
July 20, 2021	September 9, 2021	October 1, 2021	0.50	253
October 20, 2021	December 10, 2021	January 4, 2022	0.50	252

January 21, 2020	March 10, 2020	April 1, 2020	0.50	252
April 21, 2020	June 10, 2020	July 2, 2020	0.50	253
July 21, 2020	September 9, 2020	October 1, 2020	0.50	253
October 21, 2020	December 10, 2020	January 4, 2021	0.50	252

Rogers Communications Inc.	18	Fourth Quarter 2021

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2021	2020	% Chg	2021	2020	% Chg

Adjusted EBITDA	1,522	1,590	(4)	5,887	5,857	1
Deduct:
Capital expenditures [1]	846	656	29	2,788	2,312	21
Interest on borrowings, net of capitalized interest	183	191	(4)	728	761	(4)
Cash income taxes [2]	25	175	(86)	700	418	67

Free cash flow	468	568	(18)	1,671	2,366	(29)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    Cash income taxes are net of refunds received.

Free cash flow decreased this quarter as a result of higher capital expenditures and lower adjusted EBITDA, partially offset by lower cash income taxes.

Rogers Communications Inc.	19	Fourth Quarter 2021

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2021 and December 31, 2020.

As at December 31, 2021	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	715	—	—	—	715
Bank credit facilities [2]:
Revolving	4,000	—	8	894	3,098
Non-revolving	507	507	—	—	—
Outstanding letters of credit	72	—	72	—	—
Receivables securitization [2]	1,200	800	—	—	400

Total	6,494	1,307	80	894	4,213
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2020	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	2,484	—	—	—	2,484
Bank credit facilities [2]:
Revolving	3,200	—	8	573	2,619
Outstanding letters of credit	101	—	101	—	—
Receivables securitization [2]	1,200	650	—	—	550

Total	6,985	650	109	573	5,653
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Subsequent to the final payment for the 3500 MHz spectrum licence acquisition in December 2021, we cancelled $360 million of letters of credit and US$1.2 billion non-revolving credit facilities, which reduced total liquidity sources to $6.5 billion as at December 31, 2021.

In addition to the sources of available liquidity noted above, we held $1,581 million of marketable securities in publicly traded companies as at December 31, 2021 (December 31, 2020 - $1,535 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 3.95% as at December 31, 2021 (December 31, 2020 - 4.09%) and our weighted average term to maturity was 11.6 years (December 31, 2020 - 12.8 years). These figures reflect the repayment of our subordinated notes on the five-year anniversary.

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2021.

Issuance	S&P	Moody's	Fitch
Corporate credit issuer default rating	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative
Senior unsecured debt	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative
Subordinated debt	BBB- Credit Watch Negative	Baa3 under review	BBB- Rating Watch Negative
US commercial paper	A-2 Rating Watch Negative	P-2 under review	N/A [1]
1We have not sought a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	20	Fourth Quarter 2021

As a result of our agreement to acquire Shaw and the related commitments in connection with the Transaction, both S&P and Fitch have placed us on credit watch with negative implications. Moody's has placed our credit ratings on review for downgrade. We expect S&P, Moody's, and Fitch to complete their reviews upon closing of the Transaction. See "Shaw Transaction" and "Updates to Risks and Uncertainties - Shaw Transaction" for more information on our agreement with Shaw and the Transaction.

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2021	2020

Long-term debt [1]	18,873	18,373
Subordinated notes adjustment [2]	(1,000)	—
Net debt derivative assets valued without any adjustment for credit risk [3]	(1,278)	(1,101)
Short-term borrowings	2,200	1,221
Lease liabilities	1,957	1,835
Cash and cash equivalents	(715)	(2,484)

Adjusted net debt [2,4]	20,037	17,844
Divided by: trailing 12-month adjusted EBITDA	5,887	5,857

Debt leverage ratio [4]	3.4	3.0
1 Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt" in "Non-GAAP and Other Financial Measures" for the calculation of this amount.
2 For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
3 For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4 Adjusted net debt and debt leverage ratio are capital management measures. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Outstanding common shares

	As at December 31	As at December 31
	2021	2020

Common shares outstanding [1]
Class A Voting Shares	111,153,411	111,154,811
Class B Non-Voting Shares	393,771,907	393,770,507

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	6,494,001	4,726,634
Outstanding options exercisable	2,373,717	1,470,383
1Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	21	Fourth Quarter 2021

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2020 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 89.3% of our outstanding debt, including short-term borrowings, as at December 31, 2021 (December 31, 2020 - 93.6%).

Debt derivatives
We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings. We designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered and settled related to our credit facilities and US CP program during the three and twelve months ended December 31, 2021 and 2020.

		Three months ended December 31, 2021			Twelve months ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	800	1.251	1,001	1,200	1.253	1,503
Debt derivatives settled	800	1.254	1,003	800	1.254	1,003
Net cash paid on settlement			(2)			(2)

US commercial paper program
Debt derivatives entered	612	1.255	768	2,568	1.260	3,235
Debt derivatives settled	744	1.259	937	2,312	1.259	2,911
Net cash received (paid) on settlement			1			(15)

		Three months ended December 31, 2020			Twelve months ended December 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385
Debt derivatives settled	—	—	—	970	1.406	1,364
Net cash paid on settlement			—			(21)

US commercial paper program
Debt derivatives entered	200	1.280	256	3,316	1.329	4,406
Debt derivatives settled	—	—	—	4,091	1.330	5,441
Net cash received on settlement			—			101

As at December 31, 2021, we had US$400 million and US$704 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2020 - nil and US$448 million), respectively.

Rogers Communications Inc.	22	Fourth Quarter 2021

Senior notes
Below is a summary of the debt derivatives we entered into related to senior notes last year. We did not enter into any debt derivatives related to senior notes issued this year.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019
1    Converting from a fixed or floating US$ coupon rate to a weighted average Cdn$ fixed rate.

As at December 31, 2021, we had US$9,050 million (December 31, 2020 - US$9,050 million) in US dollar-denominated senior notes and debentures, of which all the associated foreign exchange risk had been hedged using debt derivatives.

This year, we also entered into forward starting cross-currency swaps to hedge the foreign exchange risk on US$2 billion of anticipated US dollar-denominated note issuances. These derivatives have been designated as hedges for accounting purposes.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and twelve months ended December 31, 2021 and 2020.

	Three months ended December 31, 2021			Twelve months ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	33	1.333	44	132	1.273	168
Debt derivatives settled	25	1.320	33	81	1.333	108

	Three months ended December 31, 2020			Twelve months ended December 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	25	1.280	32	115	1.374	158
Debt derivatives settled	13	1.462	19	43	1.372	59

As at December 31, 2021, we had US$193 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2020 - US$142 million) with terms to maturity ranging from January 2022 to December 2024 (December 31, 2020 - January 2021 to December 2023) at an average rate of $1.301/US$ (December 31, 2020 - $1.352/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

We entered into interest rate swap derivatives this year associated with the Transaction, including:
•$1,250 million bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will form a portion of the interest rate risk associated with anticipated future debt issuances;
•interest rate swap derivatives to hedge the interest rate risk on an additional $3.25 billion of debt instruments we expect to issue in the future; and
•interest rate swap derivatives to hedge the interest rate risk on US$2 billion of debt instruments we expect to issue in the future.

Rogers Communications Inc.	23	Fourth Quarter 2021

Concurrent with our issuance of $2 billion subordinated notes, we terminated $750 million of bond forwards and received $9 million upon settlement. As at December 31, 2021, we had $500 million of bond forwards outstanding.

See "Mark-to-market value" for more information about our interest rate derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered and settled during the three and twelve months ended December 31, 2021 and 2020.

	Three months ended December 31, 2021			Twelve months ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	108	1.241	134	438	1.244	545
Expenditure derivatives settled	225	1.360	306	960	1.360	1,306

	Three months ended December 31, 2020			Twelve months ended December 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	294	1.286	378	1,560	1.343	2,095
Expenditure derivatives settled	205	1.298	266	940	1.299	1,221

As at December 31, 2021, we had US$1,068 million notional amount of expenditure derivatives outstanding (December 31, 2020 - US$1,590 million) with terms to maturity ranging from January 2022 to December 2023 (December 31, 2020 - January 2021 to December 2022) at an average rate of $1.287/US$ (December 31, 2020 - $1.342/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2021, we had equity derivatives outstanding for 5.0 million (December 31, 2020 - 4.6 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2020 - $51.82).

We did not enter into or settle any equity derivatives during the three months ended December 31, 2021 or 2020.

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	24	Fourth Quarter 2021

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2021
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,859	1.1369	6,661	1,453
As liabilities	5,383	1.3025	7,011	(343)
Short-term debt derivatives not accounted for as hedges:
As assets	1,104	1.2578	1,389	11
Net mark-to-market debt derivative asset				1,121
Interest rate derivatives accounted for as cash flow hedges:
As assets (Cdn$)	—	—	3,250	40
As liabilities (Cdn$)	—	—	500	(6)
As liabilities (US$)	2,000	—	—	(277)
Net mark-to-market interest rate derivative liability				(243)
Expenditure derivatives accounted for as cash flow hedges:
As assets	438	1.2453	545	11
As liabilities	630	1.3151	829	(30)
Net mark-to-market expenditure derivative liability				(19)
Equity derivatives not accounted for as hedges:
As assets	—	—	265	36

Net mark-to-market asset				895

	As at December 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,405
As liabilities	4,642	1.3358	6,201	(307)
Short-term debt derivatives not accounted for as hedges:
As liabilities	449	1.2995	583	(12)
Net mark-to-market debt derivative asset				1,086
Expenditure derivatives accounted for as cash flow hedges:
As liabilities	1,590	1.3421	2,134	(109)
Equity derivatives not accounted for as hedges:
As assets	—	—	238	34

Net mark-to-market asset				1,011

Rogers Communications Inc.	25	Fourth Quarter 2021

Updates to Risks and Uncertainties

See our 2020 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 4, 2021, which should be reviewed in conjunction with this earnings release. The following factors may contribute to those risks and uncertainties.

Outbreak of COVID-19 and related pandemic
In early 2021, public health restrictions that were implemented in late 2020 were lifted to certain extents across the country. In March, several Canadian provinces declared a third wave of COVID-19 had commenced and provinces adjusted restrictions. In the third quarter, provinces generally began relaxing certain public health restrictions implemented in the first half of 2021 as vaccines became more widely available in Canada and vaccination rates continued to increase across the country. In August 2021, Canada entered a fourth wave of COVID-19 and several Canadian provinces introduced proof of vaccination requirements to access non-essential businesses and services. Late in the fourth quarter, the Omicron variant re-accelerated the spread of COVID-19 and many Canadian provinces reintroduced various restrictions, including placing capacity limits on organized gatherings and retail stores.

Additionally, COVID-19 has caused a global semiconductor chip shortage due to supply chain disruptions and an increase in demand for electronics. Although we are taking proactive steps to minimize its impacts, this has resulted, and could continue to result, in increased lead times on our network equipment and wireless devices.

Due to the uncertainty surrounding the duration and potential outcomes of COVID-19, including the results of measures taken to slow the spread and the broader impact COVID-19 may have on the Canadian and global economies or financial markets, it is difficult to predict the overall impact on our operations, liquidity, financial condition, or results; however, it has had, and may continue to have, a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis may pose similar risks to us.

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (2019 Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The 2019 Order set final rates for Rogers that were significantly lower than the interim rates that were previously billed and it further determined that these final rates would have applied retroactively to March 31, 2016.

We did not believe the final rates set by the CRTC were just and reasonable as required by the Telecommunications Act as we believe they were below cost. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services (2021 Decision). The CRTC decided to adopt the interim rates in effect prior to the 2019 Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

The final rates are lower than the rates we previously billed to the resellers for the period of March 31, 2016 to October 6, 2016. We have recognized a refund of amounts previously billed to the resellers of approximately $25 million, representing the impact on a retroactive basis for that period.

On May 28, 2021, a wholesale Internet Service Provider (ISP) petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted in September 2021. We, along with several other cable companies, have intervened in these matters.

Videotron Ltd.
In October 2021, Videotron Ltd. launched a lawsuit against Rogers in the Quebec Superior Court, in connection with the agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involves allegations by Videotron Ltd. that Rogers has breached its contractual obligations by developing its own network in the territory. Videotron is seeking compensatory damages in the amount of $850 million. We intend to vigorously defend this lawsuit. We have not recognized a liability for this contingency.

Rogers Communications Inc.	26	Fourth Quarter 2021

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Shaw Transaction
The Transaction with Shaw is subject to a number of additional risks not otherwise described in our 2020 Annual MD&A, many of which are outside the control of Rogers and Shaw. These risks are described below.

Key Regulatory Approvals and other conditions
To complete the Transaction, each of Rogers and Shaw must make certain filings with, and obtain certain consents and approvals from, various governmental and regulatory authorities, including the Competition Bureau, ISED Canada, and the CRTC. Rogers and Shaw have not yet obtained the Key Regulatory Approvals, all of which are required to complete the Transaction. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge, the Transaction or the transfer or deemed transfer of specific assets, including spectrum licences, or impose material conditions relating to the Transaction or any such transfer. If any one of the Key Regulatory Approvals is not obtained, or any applicable law or order is in effect which makes the consummation of the Transaction illegal, the Transaction will not be completed.

In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Transaction not being completed. In particular, if the Transaction is not completed by March 15, 2022 (subject to an extension of up to 90 days in certain circumstances), either Rogers or Shaw may terminate the arrangement agreement, in which case the Transaction may not be completed.

Under certain circumstances, if the Key Regulatory Approvals are not obtained, or any law or order relating to the Key Regulatory Approvals or the Competition Act is in effect that would make the consummation of the Transaction illegal, and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by Shaw to perform in all material respects any of its covenants or agreements under the arrangement agreement, we would be obligated to pay a $1.2 billion reverse termination fee to Shaw (see "Termination of the arrangement agreement, costs, and termination fee" below). We would also be responsible to reimburse Shaw for certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

The completion of the Transaction is subject to a number of other conditions precedent, some of which are outside of the control of Rogers and Shaw, including there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect (as such terms are defined in the arrangement agreement) and the satisfaction of certain other customary closing conditions.

There can be no certainty, nor can Rogers or Shaw provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver.

Termination of the arrangement agreement, costs, and termination fee
The arrangement agreement may be terminated by Rogers or Shaw in certain circumstances, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can we provide any assurance, that the arrangement agreement will not be terminated by us or Shaw prior to completion of the Transaction.

We must pay certain costs relating to the Transaction, such as legal, accounting, tax, and financing-related fees, even if the Transaction is not completed, which may be significant. In addition, if the Transaction is not completed for certain reasons, we may be required to pay a reverse termination fee of $1.2 billion to Shaw and certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares, the result of which could have a material adverse effect on our business, results of operations, financial position, and our ability to fund growth prospects and current operations.

If the Transaction is not completed or is delayed, our share price and future business and financial results could be negatively affected. Any non-completion or delay of the Transaction may also negatively impact the relationships we

Rogers Communications Inc.	27	Fourth Quarter 2021

have with our employees (including a potential lack of focus on our business), suppliers, vendors, distributors, retailers, dealers, or customers, including that such groups could cease doing business with us or curtail their activities with us.

Financing and potential credit rating consequences
The arrangement agreement does not contain a financing condition. Although we have a binding commitment letter for a committed credit facility of up to $13 billion and the $6 billion Shaw term loan facility in order to finance the Transaction, the obligation of the lenders under each of the committed credit facility and the Shaw term loan facility to provide the financing is subject to certain conditions, including, in the case of the committed credit facility, the completion of credit documentation in respect of such commitment. In the event the Transaction cannot be completed due to a failure to obtain the financing required to close the Transaction, either because the conditions to the committed credit facility and/or the Shaw term loan facility are not satisfied or other events arise which prevent us from consummating the debt financing, we may be unable to fund the consideration required to complete the Transaction, in which case we would be required to pay the reverse termination fee of $1.2 billion and certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

In addition to assuming approximately $6 billion of existing Shaw debt, we expect to issue up to $19 billion in new debt to finance the Transaction. As a result, we anticipate the combined company will have over $40 billion of consolidated debt upon closing. The increased level of debt could decrease our flexibility in responding to changing business and economic conditions, increase our interest expense, and potentially make it more difficult to obtain additional financing or refinance existing financing. The increase in our debt service obligations could adversely affect our results, financial condition, and our ability to fund growth prospects and could reduce our funds available for other business purposes.

Additionally, as a result of the significant increase in outstanding debt, there is a risk that our credit ratings could be adversely affected, including the potential for a downgrade below investment-grade. A downgrade in our credit ratings could result in difficulty issuing debt in the future or higher borrowing costs and may otherwise affect our share price. If Shaw's existing senior notes are subject to a downgrade below investment-grade constituting a "change of control trigger event" (as defined in Shaw's senior note indenture), Shaw would be required to offer to purchase its senior notes at 101% of their principal amount plus accrued interest following closing of the Transaction, potentially having an adverse impact on the combined company's financial condition.

Expected synergies and integration
Achieving the anticipated benefits of the Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's current operations. Even if we successfully integrate Shaw's businesses, the anticipated benefits of the Transaction may not be fully realized or they could take longer to realize than expected.

In addition to the day-to-day operations of Rogers, management will need to focus on the Transaction and all related activities, including integration. If completion of the Transaction is delayed, there could be adverse effects on our business, results of operations, or financial condition.

Shaw actions prior to closing
The arrangement agreement restricts Shaw from taking certain actions outside of the ordinary course of business while the Transaction is pending, including, among other things, certain acquisitions or dispositions of businesses and assets, entering into or amending certain contracts, repurchasing or issuing securities, making significant capital expenditures, and incurring indebtedness, in each case subject to certain exceptions. As a result of these restrictions, Shaw may not have the flexibility to appropriately respond to certain events, which may result in us recognizing lower-than-expected synergies once the Transaction closes.

Rogers Communications Inc.	28	Fourth Quarter 2021

Corporate Governance Updates

On October 22, 2021, the Board was reconstituted with the appointment of Jack Cockwell, Michael Cooper, Ivan Fecan, Jan Innes, and John Kerr. In addition, on November 16, 2021, Tony Staffieri was appointed as Interim President and Chief Executive Officer and subsequently, on January 10, 2022, appointed as President and Chief Executive Officer and as a member of the Board.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2020 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are non-GAAP or other financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless blended average billings per user
(ABPU);
•Wireless blended average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	29	Fourth Quarter 2021

Non-GAAP and Other Financial Measures

We use the following non-GAAP and other financial measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net income
add (deduct)
			restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.	Net income
Adjusted Wireless service revenue	●	To facilitate the calculation of Wireless blended average billings per user (see Non-GAAP ratios).	Wireless service revenue add (deduct) amortization of contract assets and contract liabilities to accounts receivable; and financing receivable billings.	Wireless service revenue

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.
Wireless blended average billings per user (ABPU)	●	To help us identify trends in our total monthly billings per subscriber and to measure our success in attracting and retaining higher-value subscribers.	Adjusted Wireless service revenue divided by average total number of Wireless subscribers for the relevant period.

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Rogers Communications Inc.	30	Fourth Quarter 2021

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless blended average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2021	2020	2021	2020

Net income	405	449	1,558	1,592
Add:
Income tax expense	152	172	569	580
Finance costs	218	228	849	881
Depreciation and amortization	658	666	2,585	2,618
EBITDA	1,433	1,515	5,561	5,671
Add (deduct):
Other (income) expense	(12)	2	2	1
Restructuring, acquisition and other	101	73	324	185

Adjusted EBITDA	1,522	1,590	5,887	5,857

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2021	2020	2021	2020

Net income	405	449	1,558	1,592
Add (deduct):
Restructuring, acquisition and other	101	73	324	185
Income tax impact of above items	(20)	(22)	(79)	(52)

Adjusted net income	486	500	1,803	1,725

Rogers Communications Inc.	31	Fourth Quarter 2021

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2021	2020	2021	2020

Cash provided by operating activities	1,147	947	4,161	4,321
Add (deduct):
Capital expenditures	(846)	(656)	(2,788)	(2,312)
Interest on borrowings, net of capitalized interest	(183)	(191)	(728)	(761)
Interest paid	231	194	802	808
Restructuring, acquisition and other	101	73	324	185
Program rights amortization	(22)	(23)	(68)	(77)
Change in net operating assets and liabilities	50	265	(37)	333
Other adjustments [1]	(10)	(41)	5	(131)

Free cash flow	468	568	1,671	2,366
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Reconciliation of adjusted net debt

	As at December 31	As at December 31
(In millions of dollars)	2021	2020

Current portion of long-term debt	1,551	1,450
Long-term debt	17,137	16,751
Deferred transaction costs and discounts	185	172
	18,873	18,373
Add (deduct):
Subordinated notes adjustment [1]	(1,000)	—
Net debt derivative assets [2]	(1,260)	(1,086)
Credit risk adjustment related to net debt derivative assets [3]	(18)	(15)
Short-term borrowings	2,200	1,221
Current portion of lease liabilities	336	278
Lease liabilities	1,621	1,557
Cash and cash equivalents	(715)	(2,484)

Adjusted net debt	20,037	17,844
1 For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    Net debt derivative assets consists of the net fair value of our debt derivatives on issued debt accounted for as hedges.
3 For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to measurement date. For purposes of calculating adjusted net debt, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

Rogers Communications Inc.	32	Fourth Quarter 2021

Reconciliation of adjusted Wireless service revenue and blended ABPU

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars. except subscribers (in 000s) and months)	2021	2020	2021	2020

Wireless service revenue	1,735	1,637	6,666	6,579
Add (deduct):
Amortization of contract assets and contract liabilities to accounts receivable	16	222	362	1,209
Financing receivable billings	428	197	1,388	410

Adjusted Wireless service revenue	2,179	2,056	8,416	8,198
Divided by:
Average Wireless subscribers	11,239	10,909	11,054	10,804
Months per period	3	3	12	12

Blended ABPU	$64.62	$62.82	$63.45	$63.24

Rogers Communications Inc.	33	Fourth Quarter 2021

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2021				2020
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,415	2,215	2,064	2,074	2,291	2,228	1,934	2,077
Cable	1,023	1,016	1,013	1,020	1,019	988	966	973
Media	516	473	546	440	409	489	296	412
Corporate items and intercompany eliminations	(35)	(38)	(41)	(46)	(39)	(40)	(41)	(46)
Total revenue	3,919	3,666	3,582	3,488	3,680	3,665	3,155	3,416
Total service revenue [1]	3,232	3,149	3,131	3,021	3,023	3,086	2,797	3,049

Adjusted EBITDA
Wireless	1,086	1,107	1,008	1,013	1,034	1,089	918	1,026
Cable	518	516	492	487	520	508	454	453
Media	(26)	33	(75)	(59)	82	89	(35)	(85)
Corporate items and intercompany eliminations	(56)	(56)	(51)	(50)	(46)	(48)	(43)	(59)
Adjusted EBITDA	1,522	1,600	1,374	1,391	1,590	1,638	1,294	1,335
Deduct (add):
Depreciation and amortization	658	642	647	638	666	663	650	639
Restructuring, acquisition and other	101	63	115	45	73	49	42	21
Finance costs	218	207	206	218	228	219	214	220
Other (income) expense	(12)	20	(7)	1	2	6	7	(14)
Net income before income tax expense	557	668	413	489	621	701	381	469
Income tax expense	152	178	111	128	172	189	102	117
Net income	405	490	302	361	449	512	279	352

Earnings per share:
Basic	$0.80	$0.97	$0.60	$0.71	$0.89	$1.01	$0.55	$0.70
Diluted	$0.80	$0.94	$0.60	$0.70	$0.89	$1.01	$0.54	$0.68

Net income	405	490	302	361	449	512	279	352
Add (deduct):
Restructuring, acquisition and other	101	63	115	45	73	49	42	21
Income tax impact of above items	(20)	(17)	(30)	(12)	(19)	(13)	(11)	(6)
Income tax adjustment, legislative tax change	—	—	—	—	(3)	—	—	—
Adjusted net income	486	536	387	394	500	548	310	367

Adjusted earnings per share:
Basic	$0.96	$1.06	$0.77	$0.78	$0.99	$1.09	$0.61	$0.73
Diluted	$0.96	$1.03	$0.76	$0.77	$0.99	$1.08	$0.60	$0.71

Capital expenditures	846	739	719	484	656	504	559	593
Cash provided by operating activities	1,147	1,319	1,016	679	947	986	1,429	959
Free cash flow	468	507	302	394	568	868	468	462
1 As defined. See "Key Performance Indicators".

Rogers Communications Inc.	34	Fourth Quarter 2021

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2021	2020	2021	2020

Revenue	3,919	3,680	14,655	13,916

Operating expenses:
Operating costs	2,397	2,090	8,768	8,059
Depreciation and amortization	658	666	2,585	2,618
Restructuring, acquisition and other	101	73	324	185
Finance costs	218	228	849	881
Other (income) expense	(12)	2	2	1

Income before income tax expense	557	621	2,127	2,172
Income tax expense	152	172	569	580

Net income for the period	405	449	1,558	1,592

Earnings per share:
Basic	$0.80	$0.89	$3.09	$3.15
Diluted	$0.80	$0.89	$3.07	$3.13

Rogers Communications Inc.	35	Fourth Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at December 31
	2021	2020

Assets
Current assets:
Cash and cash equivalents	715	2,484
Accounts receivable	3,847	2,856
Inventories	535	479
Current portion of contract assets	115	533
Other current assets	497	516
Current portion of derivative instruments	120	61
Total current assets	5,829	6,929

Property, plant and equipment	14,666	14,018
Intangible assets	12,281	8,926
Investments	2,493	2,536
Derivative instruments	1,431	1,378
Financing receivables	854	748
Other long-term assets	385	346
Goodwill	4,024	3,973

Total assets	41,963	38,854

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,200	1,221
Accounts payable and accrued liabilities	3,416	2,714
Income tax payable	115	344
Other current liabilities	607	243
Contract liabilities	394	336
Current portion of long-term debt	1,551	1,450
Current portion of lease liabilities	336	278
Total current liabilities	8,619	6,586

Provisions	50	42
Long-term debt	17,137	16,751
Lease liabilities	1,621	1,557
Other long-term liabilities	565	1,149
Deferred tax liabilities	3,439	3,196
Total liabilities	31,431	29,281

Shareholders' equity	10,532	9,573

Total liabilities and shareholders' equity	41,963	38,854

Rogers Communications Inc.	36	Fourth Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2021	2020	2021	2020
Operating activities:
Net income for the period	405	449	1,558	1,592
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	658	666	2,585	2,618
Program rights amortization	22	23	68	77
Finance costs	218	228	849	881
Income tax expense	152	172	569	580
Post-employment benefits contributions, net of expense	42	39	(5)	13
Other	(44)	4	2	119
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,453	1,581	5,626	5,880
Change in net operating assets and liabilities	(50)	(265)	37	(333)
Income taxes paid	(25)	(175)	(700)	(418)
Interest paid	(231)	(194)	(802)	(808)

Cash provided by operating activities	1,147	947	4,161	4,321

Investing activities:
Capital expenditures	(846)	(656)	(2,788)	(2,312)
Additions to program rights	(13)	(12)	(54)	(57)
Changes in non-cash working capital related to capital expenditures and intangible assets	12	97	67	(37)
Acquisitions and other strategic transactions, net of cash acquired	(2,661)	(95)	(3,404)	(103)
Other	16	11	46	(49)

Cash used in investing activities	(3,492)	(655)	(6,133)	(2,558)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(172)	256	971	(1,146)
Net issuance of long-term debt	2,000	—	550	2,540
Net proceeds (payments) on settlement of debt derivatives and forward contracts	8	—	(8)	80
Transaction costs incurred	(20)	(1)	(31)	(23)
Principal payments of lease liabilities	(75)	(58)	(269)	(213)
Dividends paid	(253)	(253)	(1,010)	(1,011)

Cash provided by (used in) financing activities	1,488	(56)	203	227

Change in cash and cash equivalents	(857)	236	(1,769)	1,990
Cash and cash equivalents, beginning of period	1,572	2,248	2,484	494

Cash and cash equivalents, end of period	715	2,484	715	2,484

Change in net operating assets and liabilities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2021	2020	2021	2020

Accounts receivable, excluding financing receivables	(125)	30	(78)	455
Financing receivables	(306)	(540)	(840)	(1,658)
Contract assets	36	256	417	1,170
Inventories	(139)	(17)	(56)	(19)
Other current assets	21	(60)	13	(132)
Accounts payable and accrued liabilities	424	15	556	(326)
Other liabilities	39	51	25	177

Total change in net operating assets and liabilities	(50)	(265)	37	(333)

Rogers Communications Inc.	37	Fourth Quarter 2021

Investments

	As at December 31	As at December 31
(In millions of dollars)	2021	2020

Investments in:
Publicly traded companies	1,581	1,535
Private companies	53	97
Investments, measured at fair value through other comprehensive income	1,634	1,632
Investments, associates and joint ventures	859	904

Total investments	2,493	2,536

Long-term debt

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2021	2020

Senior notes	2021		1,450	5.340%	—	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2022	US	750	Floating	951	955
Senior notes	2023	US	500	3.000%	634	637
Senior notes	2023	US	850	4.100%	1,078	1,082
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	886	890
Senior notes	2026	US	500	2.900%	634	637
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior debentures [1]	2032	US	200	8.750%	254	255
Senior notes	2038	US	350	7.500%	444	446
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	634	637
Senior notes	2043	US	650	5.450%	823	827
Senior notes	2044	US	1,050	5.000%	1,331	1,337
Senior notes	2048	US	750	4.300%	951	955
Senior notes	2049	US	1,250	4.350%	1,585	1,592
Senior notes	2049	US	1,000	3.700%	1,268	1,273
Subordinated notes [2]	2081		2,000	5.000%	2,000	—
					18,873	18,373
Deferred transaction costs and discounts					(185)	(172)
Less current portion					(1,551)	(1,450)

Total long-term debt					17,137	16,751
1Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2021 and December 31, 2020.
2 The subordinated notes can be redeemed at par on the five-year anniversary or on any subsequent interest payment date.

Rogers Communications Inc.	38	Fourth Quarter 2021

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Specific forward-looking information included in this document includes, but is not limited to, information and statements under "2022 Outlook" relating to our 2022 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Rogers Communications Inc.	39	Fourth Quarter 2021

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•risks related to the Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction; financing the Transaction; and the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and the other risks outlined in "Updates to Risks and Uncertainties - Shaw Transaction" in this earnings release; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our full-year 2022 guidance
Our 2022 guidance ranges presented in "2022 Outlook" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2022:
•a gradual improvement in the general COVID-19 environment throughout 2022, including the continued reopening of the economy, and no further significant restrictions, such as border closures and travel restrictions, capacity restrictions and sports venue closures, or stay-at-home orders and no material negative impact resulting from global supply chain interruptions;
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2021;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2022 compared to 2021;
•overall wireless market penetration in Canada grows in 2022 at a similar rate as in 2021;
•continued subscriber growth in Internet;
•declining Television subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports and relative stability in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur and the current MLB lockout between the owners and the players' union will be resolved;
•with respect to the increase in capital expenditures:
•we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our Connected Home roadmap in 2022 and we make progress on our service footprint expansion projects;

Rogers Communications Inc.	40	Fourth Quarter 2021

•a substantial portion of our 2022 US dollar-denominated expenditures is hedged at an average exchange rate of $1.29/US$;
•key interest rates remain relatively stable throughout 2022; and
•we retain our investment-grade credit ratings.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the "Updates to Risks and Uncertainties" section in this earnings release and fully review the sections in our 2020 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	41	Fourth Quarter 2021